Lawrence Remmel
Partner
Direct Tel: 212-326-0881
Direct Fax: 212-798-6365
lremmel@pryorcashman.com

January 31, 2008

Mr. Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Mail Stop 6010
Washington, D.C. 20549

Re:	Nastech Pharmaceutical Company Inc. Registration Statement on Form S-3 Filed January 22, 2008 File Number 333-148771

Dear Mr. Riedler:

     We have acted as counsel to Nastech Pharmaceutical Company Inc. (the “Company”) in connection with the Registration Statement on Form S-3 (File No. 333-148771) filed on January 22, 2008 (the “Registration Statement”). On our client’s behalf, we have received the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated January 31, 2008 (the “Letter”) to Dr. Steven C. Quay, M.D., Ph.D., the Chairman and Chief Executive Officer of the Company, with respect to the Registration Statement. Set forth below is the Staff’s comment reprinted from the Letter and an explanation as to why we respectfully believe that the Company is eligible to use Form S-3 for the Registration Statement in reliance on Instruction I.(B)(1).

     Form S-3

1.	It appears that you are attempting to use Instruction I.(B)(1) to establish eligibility to use Form S-3. However, Instruction I.(B)(1) is only available if the aggregate market value of the voting and non-voting common equity held by your non-affiliates is $75 million or more. Based on our review of your latest Form 10-K, it does not appear you meet this requirement. Please explain to us why you are eligible to use the Form S-3, providing calculations. Alternatively, please amend your registration statement on an appropriate form.

Response:

     We note that Instruction I.(B)(1) to Form S-3 provides that security offerings for cash by or on behalf of a registrant meeting the requirements set forth in Instruction I.A may be registered using Form S-3, provided that the aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant is $75 million or more. We also note that the instruction to Instruction I.(B)(1) states, in relevant part, that “the aggregate market value of the registrant’s outstanding voting and non-voting common equity shall be computed by use of the price at which the common equity was last sold, or the average of the bid and asked prices of such common equity, in the principal market for such common equity as of a date within 60 days prior to the date of filing.”

     Based upon the Company’s calculations, the aggregate market value of its outstanding voting and non-voting common equity held by non-affiliates, as computed using the closing price of the shares of its common stock (“Common Stock”) on The Nasdaq Global Market, was greater than $75 million on all relevant dates during the 60 day period prior to the filing of the Registration Statement, up to and including January 18, 2008, the last trading day prior to filing the Registration Statement.

     Specifically, on January 18, 2008, the Company had an aggregate of 26,751,868 shares of Common Stock outstanding, of which 1,311,872 shares were held by affiliates of the Company, thus leaving 25,439,996 shares held by non-affiliates. The closing price of the Common Stock on that date was $3.05. Multiplying 25,439,996 non-affiliated shares by the closing price of $3.05, the aggregate market value of the Company’s non-affiliated shares on January 18, 2008 was $77,591,987.

     Please note that the foregoing calculations assume that FMR Corp., the holder of 2,710,200 shares of Common Stock as of December 31, 2006 as per the Schedule 13G/A dated February 14, 2007 of FMR Corp. filed with the SEC, is not an “affiliate” of the Company, as such term is defined in Rule 405 promulgated under the Securities Act of 1933, as amended, due to the fact that FMR Corp. does not, directly or indirectly, “control” the Company.

     However, even if the 2,710,200 shares held by FMR Corp. are excluded from the calculation of the aggregate market value of the Company’s outstanding common equity held by non-affiliates (thus leaving us with 22,729,996 non-affiliated shares), the market value of the Company’s non-affiliated shares exceeded $75 million on all relevant dates during the 60 day period prior to filing the Registration Statement up to and including January 16, 2008, on which date the closing price of the Common Stock on The Nasdaq Global Market was $3.44, and the market value of the Company’s outstanding non-affiliated shares was $78,190,498.

     In light of the foregoing, we respectfully believe that the Company is eligible to use Form S-3 for the Registration Statement in reliance on Instruction I.(B)(1).

     Should you have any questions regarding the Company’s response to the Staff’s comment or wish to discuss this matter further, please do not hesitate to contact me at (212) 326-0881.

Sincerely,

/s/ Lawrence Remmel Lawrence Remmel

cc:    Steven C. Quay, M.D., Ph.D.
         Bruce R. York